Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated December 12, 2022 and the related letter of transmittal and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other applicable laws of such jurisdiction or any administrative or judicial action pursuant thereto. Merger Sub (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Imago BioSciences, Inc.

at

$36.00 Per Share in Cash

Pursuant to the Offer to Purchase Dated December 12, 2022

by

M-Inspire Merger Sub, Inc.,

a wholly owned subsidiary of

Merck Sharp & Dohme LLC

M-Inspire Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Merck Sharp & Dohme LLC (“Parent”), a New Jersey limited liability company, is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Imago BioSciences, Inc., a Delaware corporation (“Imago”), at a purchase price of $36.00 per Share (the “Offer Price”), to the seller in cash, without interest and subject to deduction for any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering stockholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions. Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Merger Sub intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE FOLLOWING 11:59 PM, EASTERN TIME, ON JANUARY 10, 2023, UNLESS THE OFFER IS EXTENDED OR TERMINATED.

The Offer is conditioned upon, among other things: (i) there having been validly tendered, and not withdrawn, that number of Shares that, when added to the Shares, if any, then owned beneficially by Parent or any of its subsidiaries, would represent at least one Share more than 50% of the number of Shares then issued and outstanding as of the expiration of the Offer (the “Minimum Condition”) and (ii) the termination or expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in respect of the transactions under the Merger Agreement (the “HSR Condition”). The Offer is also subject to the other conditions described in the Offer to Purchase (together with the Minimum Condition and the HSR Condition, the “Offer Conditions”).

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 19, 2022 (the “Merger Agreement”), by and among Parent, Merger Sub and Imago. The Merger Agreement provides, among other things, that after consummation of the Offer, Merger Sub will merge with and into Imago (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Imago continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (i) Shares held in the treasury of Imago or Shares owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time and (ii) Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to deduction for any required tax withholding. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

The Board of Directors of Imago has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Imago and its stockholders; (ii) declared that it is advisable for Imago to enter into the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iii) approved the execution, delivery and performance by Imago of the Merger Agreement and consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) elected to consummate the Merger pursuant to Section 251(h) of the DGCL; and (v) recommended that Imago’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Merger Sub will purchase, as promptly as practicable after the expiration of the Offer, all Shares validly tendered and not properly withdrawn prior to one minute following 11:59 PM, Eastern time, on January 10, 2023 (or any later time to which Merger Sub, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open (the “Expiration Date”)). If, on any scheduled Expiration Date, any condition to the Offer has not been satisfied or waived by Parent or Merger Sub, and if the Merger Agreement has not been terminated pursuant to its terms, Merger Sub may extend the Offer for successive periods of up to 10 business days per extension. Merger Sub is obligated to extend the Offer for successive periods of 10 business days per extension (i) to permit any Offer Conditions that have not been satisfied or waived by Parent or Merger Sub to be satisfied if Merger Sub does not otherwise extend the Offer pursuant to its rights described in the preceding sentence, absent a written request of Imago not to extend the Offer; (ii) if the HSR Condition has not been satisfied; or (iii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the Nasdaq Global Select Market applicable to the Offer. Merger Sub will not be required to extend the Offer on more than three occasions, not to exceed an aggregate of 30 business days (provided that each such extension will be 10 business days unless Imago agrees in writing otherwise), if, as of the applicable Expiration Date, all of the conditions to the Offer are satisfied or have been waived, other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer. The Merger Agreement also provides that Merger Sub will not be required to, and may not without Imago’s prior written consent, extend the Offer beyond the first business day immediately following November 19, 2023.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Date. Without limiting the manner in which Merger Sub may choose to make any public announcement, Merger Sub intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC. During any extension of the Offer, all Shares previously validly tendered and not properly withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder’s Shares.

Merger Sub reserves the right to waive, in whole or in part, any of the conditions to the Offer and to change the Offer Price; provided, however, that unless otherwise contemplated by the Merger Agreement or Merger Sub receives Imago’s written consent, Merger Sub cannot (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer (other than by adding consideration), (iii) decrease the number of Shares subject to the Offer, (iv) amend, alter, change or waive the Minimum Condition, (v) impose conditions on the Offer in addition to the existing conditions to the Offer or (vi) amend, alter, change or waive the conditions to the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares.

In order to tender Shares in the Offer, a stockholder must (i) complete and sign the Letter of Transmittal according to its instructions and deliver the Letter of Transmittal, together with any required signature guarantees, the certificates representing the tendered Shares (if any) and any other documents required by the Letter of Transmittal to the Depositary (except in the case of Shares held in “street” name that are being tendered by book-entry transfer (such Shares, “Street Name Shares”)) or (ii) follow the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase. If Shares are registered in the name of a broker, dealer, bank, trust company or other nominee, a tendering stockholder must contact such person and instruct such person to tender such Shares. Merger Sub is not providing for guaranteed delivery procedures. Therefore, holders of Shares must allow sufficient time for the necessary tender procedures to be completed prior to the expiration of the Offer.

For purposes of the Offer, Merger Sub will be deemed to have accepted for payment tendered Shares when, as and if Merger Sub gives oral or written notice of Merger Sub’s acceptance to the Depositary. Merger Sub will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Merger Sub and transmitting such payments to tendering stockholders. Under no circumstances will Merger Sub pay interest on the consideration paid for Shares accepted for purchase in the Offer, regardless of any extension of the Offer or any delay in making payment for such Shares.

In all cases, Merger Sub will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares (except in the case of uncertificated Shares) or, in the case of Street Name Shares, confirmation of book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company, (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of Street Name Shares, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

Except as otherwise provided in the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn (i) at any time before the Offer expires and (ii) if Merger Sub has not accepted for payment Shares tendered pursuant to the Offer by February 10, 2023, which is the 60th day after the date of the commencement of the Offer, at any time after such date, in each case by complying with the procedures set forth below.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Street Name Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the expiration of the Offer.

All stockholders should consult their own tax advisors about the tax considerations to such stockholders of tendering Shares pursuant to the Offer, or receiving payment for Shares pursuant to the Merger, including the effects of applicable state, local, foreign and other tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Imago has provided to Merger Sub its stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. In accordance with the Merger Agreement and applicable law, Merger Sub will mail the Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other Offer materials may be directed to Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), at its telephone number set forth below and will be furnished promptly at Merger Sub’s expense. Neither Parent nor Merger Sub will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (877) 750-0666

Banks and Brokers may call collect: (212) 750-5833

December 12, 2022

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